NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on July 25, 2016, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on July 12, 2016 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. On November 9, 2015, Triton Container International Limited (‘Triton’) and TAL International Group, Inc. (‘TAL’) entered into a transaction agreement. Pursuant to the agreement, Ocean Bermuda Sub Limited, a wholly owned subsidiary of Triton International Limited (the ‘Company or Holdco’) formed for the purpose of the merger, merged with and into Triton, with Triton continuing as the surviving entity (‘Triton Merger’). After the Triton Merger, Ocean Delaware Sub, Inc., a wholly owned subsidiary of the Company, merged with and into TAL, with TAL continuing as the surviving corporation (the ‘Mergers’). As a result of the Mergers, TAL and Triton each become wholly owned subsidiaries of the Company. In the Mergers, TAL stockholders received one share of Triton International Limited common shares for each share of TAL common stock held. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on July 13, 2016.